                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                              _________________________


                                    AMENDMENT NO. 4
                                          TO

                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                              _________________________

                         T. ROWE PRICE REALTY INCOME FUND IV,
                           AMERICA'S SALES-COMMISSION-FREE
                           REAL ESTATE LIMITED PARTNERSHIP
                              (Name or Subject Company)

                               LIDO ASSOCIATES, L.L.C.
                              KOLL TENDER CORPORATION II
                                       (Bidder)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                              _________________________

                               GREGORY W. PRESTON, ESQ.
                                ROBERT I. NEWTON, ESQ.
                               McDermott, Will & Emery
                             1301 Dove Street, Suite 500
                               Newport Beach, CA 92660
                                    (714) 851-0633

         (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications on Behalf of Bidder)

                              Calculation of Filing Fee

--------------------------------------------------------------------------------
                     Transaction                      Amount of
                      Valuation*                      Filing Fee
                     -----------                      ----------
                     $7,700,000                        $1540.00

--------------------------------------------------------------------------------



    *For purposes of calculating the filing fee only. This amount assumes the purchase of 350,000 Units of limited partnership interests ("Units") of the subject company at $22 in cash per Unit.


[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid: $1,540.00
              Form or Registration Number: 005-47587
              Filing Party: Lido Associates, L.L.C.
              Date Filed: 12-10-96




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     This Amendment No. 4 to Schedule 14D-1 amends and supplements the
Schedule 14D-1 filed December 10, 1996, as amended and supplemented on January 14, 1997, February 5, 1997 and February 26, 1997 (the "Schedule"), on behalf of Lido Associates, L.L.C., a Delaware limited liability company
(the "Purchaser") and its managing member Koll Tender Corporation II, a Delaware corporation, as set forth below. Terms not otherwise defined herein shall have the meaning provided in the Schedule.



     This amendment is being filed to correct the final results of the offer ("Offer") made pursuant to the Schedule as reported on February 26, 1997 in Amendment No. 3.



         The Offer expired at 12:00 midnight, Eastern Standard Time, on Friday, January 31, 1997. According to revised final information provided to the Purchaser by the Depositary, a total of 10,870.6396 units of limited partnership interests ("Units") representing approximately 1.4% of the Units outstanding on the Expiration Date were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for purchase and will promptly pay for all such tendered Units.


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                                      SIGNATURES
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1997

                                       LIDO ASSOCIATES, L.L.C.

                                       By:  Koll Tender Corporation II
                                       Its: Managing Member



                                       By: /s/ HAROLD HOFER
                                           ------------------------------------
                                           Name:     Harold Hofer
                                           Title:    Executive Vice President



                                       KOLL TENDER CORPORATION II


                                       By: /s/ HAROLD HOFER
                                           ------------------------------------
                                           Name:     Harold Hofer
                                           Title:    Executive Vice President